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SEC FILE NUMBER
8-65500

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 03/31/26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Etico Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

19 Railroad Place, Suite 202
(No. and Street)

Saratoga Springs	NY	12866
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott Weisman	518-348-0060	sweisman@eticocapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NTT & Company, PLLC
(Name – if individual, state last, first, and middle name)

5865 Mistletoe Avenue	Beaumont	TX	77707
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Weisman_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Etico Partners, LLC_____, as of 03/31_____, 2 026____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to ~~consolidated~~ statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ETICO PARTNERS, LLC

Financial Statement
For the period March 31, 2026

ETICO PARTNERS, LLC
MARCH 31, 2026

TABLE OF CONTENTS

NTT & Company, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Etico Partners, LLC:

Opinion on Financial Statements

We have audited the accompanying statement of financial condition of Etico Partners, LLC (the "Company") as of March 31, 2026, from January 1, 2025 through March 31, 2026 and the related notes (collectively referred to as "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2026, from January 1, 2025 through March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit of the financial statement provides a reasonable basis for our opinion.

NTT & Company, PLLC

Beaumont, Texas
June 30, 2026

We have served as the auditor for Etico Partners, LLC since 2023.

NTT & Company, PLLC
5865 Mistletoe Avenue
Beaumont, TX 77707
512.766.8131 NathanTuttle@NTTCoCPA.com

ETICO PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
March 31, 2026

ASSETS

Cash	$ 132,188
Deposit with clearing firm	100,000
Due from clearing firm	4,191
Prepaid assets	12,017
Other assets	1,784
Total assets	**$ 250,180**

LIABILITIES AND MEMBER'S EQUITY
Liabilities:

Commissions payable	$ 46,289
Accounts payable and accrued expenses	1,151
Total liabilities	**47,440**
Member's equity	202,740
Total liabilities and member's equity	**$ 250,180**

The accompanying notes are an integral part of these financial statements.

ETICO PARTNERS, LLC

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Etico Partners, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's ownership is structured with two parent entities: Etico Financial, LLC (f/k/a Quaestus Holdings, LLC) and Quartz Partners, LLC, a registered investment advisory firm. Etico Financial, LLC holds a controlling interest of 95% of the Company, while Quartz Partners, LLC possesses the remaining 5% ownership. Quartz Partners is wholly owned by Etico Financial, LLC.

The Company functions as a general securities broker-dealer, engaged in the execution of transactions and managing client asset custody predominantly through RBC Capital Markets, LLC (RBC), which acts as the Company's clearing firm. The Company operates as a fully disclosed introducing broker-dealer. Accordingly, the Company had no items reportable as customer's fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(ii).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP) as determined by the Financial Accounting Standards Board.

Change in fiscal year end

During 2025, the Company changed its fiscal year end from December 31 to March 31. Accordingly, these financial statements present the 15-month transition period from January 1, 2025 to March 31, 2026. Because the current period comprises 15 months, the amounts reported herein are not directly comparable to the 12-month period ended December 31, 2024.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

The Company maintains its cash in banks which, at times, may exceed federally insured limits. The Company monitors the bank accounts and does not expect to incur any losses from such accounts. The Company has defined cash equivalents as highly liquid investments purchased with an original maturity of three months or less that are not held for sale in the ordinary course of business. As of March 31, 2026, the Company had no cash equivalents.

Revenue recognition

In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" (ASC Topic 606), revenues from contracts with customers are recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation that has been satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

Commission and sales revenue

Commission and sales revenue represents brokerage commissions and earnings generated by registered representatives through completed securities transactions on behalf of customers. Executed transactions include a broad spectrum of investment products and services such as equity, fixed income, mutual fund and annuity transactions. Securities commissions are either sales-based commissions that are recognized at a point in time on the trade date or trailing commissions that are recognized when received. Sales-based securities commissions are typically a flat fee negotiated per security transaction or are based on a percentage of the trade-date transaction value. Commissions are recorded on a trade-date basis as securities transactions occur and the related commission and clearing expense is recorded in the month the services are provided.

12b-1 service fee revenue

The Company has entered into selling agreements with investment companies and/or insurance companies ("fund sponsors") whereby it receives service fee revenue in the form of 12b-1 fees for providing ongoing customer service to investors. The amount of 12b-1 fees due to the Company is set forth in the selling agreement between the Company and the fund's sponsor. The Company meets its performance obligations by servicing its customers. The amount of 12b-1 fees due to the Company is calculated based on the average assets under management for the period in which the 12b-1 fee is calculated, which is unknown to the Company until receipt of a statement from each fund's sponsor, at which time 12b-1 service fee revenue is recognized.

Receivables from fund sponsors

Receivables due from fund sponsors primarily represent outstanding balances resulting from mutual fund transactions and insurance-related activities. Amounts receivable are generally received within 30 days. Given the creditworthiness of the respective mutual fund and insurance company counterparties, the Company considers these receivables to be fully collectible. As of March 31, 2026, there was no outstanding receivable balance due from fund sponsors.

Credit losses

Effective January 1, 2020, the Company adopted ASC Topic 326, "Financial Instruments – Credit Losses" (ASC 326). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss (CECL) methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). As of March 31, 2026, there were no expected credit losses.

Transactions with clearing firm

The Company has a fully-disclosed clearing agreement with RBC. All of the customers' money balances and security positions are carried on the books of the clearing broker. Under the terms of this agreement, the Company is required to maintain a $100,000 deposit with RBC to facilitate the clearance and settlement of trades, as well as to provide collateral against potential trading losses or obligations arising from security transaction services. This balance is included in the deposit with clearing firm account in the Statement of Financial Condition.

At March 31, 2026, the Company had a $4,191 net receivable from RBC, included in the Statement of Financial Condition in due from clearing firm. The receivable balance is generally received within 30 days. Based on the nature, contractual life and historical information, the Company has determined that there are de minimis expected credit losses of aged broker receivables.

Income taxes

As a wholly-owned limited liability company, the Company is not subject to Federal, state or local income taxes. All items of income, expense, gains and losses are reportable by the members for tax purposes. The Company is considered to be a disregarded entity for income tax purposes and does not file income tax returns in any jurisdiction.

Uncertain tax positions

The Company follows the accounting guidance for uncertainty in income taxes pursuant to Financial Accounting Standards Board (FASB) ASC 740, Income Taxes. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by tax authorities. The Company had no unrecognized tax benefits at March 31, 2026. No accrued interest and penalties associated with uncertain tax positions were recorded during the period ended March 31, 2026 or accrued for as of March 31, 2026. Generally, federal, state and local authorities may examine the Company's member's tax returns for three years from the date of filing; consequently, the respective tax returns for the years prior to 2021 are no longer subject to examination by tax authorities.

Adoption of new accounting standards

The FASB issued ASU 2023-07, "Segment Reporting" (Topic 280), which increased disclosure requirements regarding a public entity's reportable segments effective for fiscal years beginning after December 15, 2023. ASU 2023-07 requires incremental line-item disclosures about each reportable segment's expenses as well as profit and losses. The Company has evaluated the guidance thereunder and has determined that the Company operates as one operating segment. For further discussion refer to Note 5, Reportable Segments.

3. RELATED PARTY TRANSACTIONS

Pursuant to a cost sharing agreement with Quartz Partners, LLC, the Company is allocated expenses for rent, executive compensation, and general operating expenses paid for by Quartz Partners. Included in the expenses on the accompanying Statement of Operations is $27,521 charged by Quartz Partners, LLC for the period ended March 31, 2026, which was treated as a capital contribution.

Certain registered representatives are dually registered with Quartz Partners, LLC and the Company. In the event a registered representative's monthly commission production does not cover production expenses charged to the representative by the Company, the Company will reduce advisory fees payable from Quartz Partners, LLC to cover the charges. At March 31, 2026, there was no outstanding receivable balance from Quartz Partners, LLC related to registered representative production charges included in the due from affiliate account in the Statement of Financial Condition.

During the period, the Company made distributions to its parent of $10,000 and received capital contributions of $37,521.

3. RELATED PARTY TRANSACTIONS (CONTINUED)

Embedded Space Agreement (ESA)

The Company has entered into an Embedded Space Agreement ("ESA") under which it receives the right to occupy space as part of a broader service arrangement. Management evaluated the agreement in accordance with **ASC 842, Leases**, and determined that the arrangement does not convey control over the use of an identified asset and, therefore, does not meet the definition of a lease. As a result, the agreement is accounted for as a service contract, and amounts paid, including occupancy-related charges, are recognized as operating expense as incurred. No right-of-use assets or lease liabilities have been recognized in the accompanying financial statements related to this agreement.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 (the Rule) of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to meet regulatory requirements and cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At March 31, 2026, the Company had net capital, as defined, of $188,939, which exceeded the required minimum net capital of $5,000 by $183,939. There was $47,440 of aggregate indebtedness as of March 31, 2026. The Company's percentage of aggregate indebtedness to net capital was 25.11%.

5. REPORTABLE SEGMENTS

The Company is engaged in a single line of business as a securities broker-dealer, engaged in agency transactions. The Company has identified its Chairman and Chief Executive Officer as its chief operating decision maker ("CODM"). The CODM predominately uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions.

The Company's operations constitute a single operating segment and therefore a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in Note 2, Summary of Significant Accounting Policies.

6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for adjustment to or disclosure in its statement of financial condition and other financial statements through the date the statement of financial condition and other financial statements were issued, noting no other recordable or disclosable events occurred.